Exhibit 99.1
Contact:
Bruce J. Haber
(914) 235-5550, x. 12
bhaber@primedical.net

Emergent Group Inc. Reports Record Second
Quarter Revenue and Net Income

Revenue and Net Income Rise 59% and 22%, Respectively, with
EBITDA Up 70%

SUN VALLEY, Calif., Aug. 5, 2009 (GLOBE NEWSWIRE) -- Emergent Group Inc. (NYSE Amex Equities: LZR), a leading provider of mobile medical lasers and surgical equipment, today announced record second quarter 2009 sales and net income as the company's financial performance and sound growth strategies continued to stand out in a challenging economic environment.

Following are highlights of the second quarter 2009 results:

*
Revenue increased 59% to a record $7,788,765 for the second quarter ended June 30, 2009 versus $4,901,549 in the prior year period ended June 30, 2008.  This was the company's eighth consecutive quarter of revenue growth.

*	EBITDA (earnings before interest, taxes, depreciation and amortization) rose 70% to $2,126,000 versus $1,251,000 in the prior year period.
*	Income before income taxes and minority interest was up 52% to $1,606,451 versus the $1,056,830 reported in the prior year period.
*
Net income increased 22% to a record $869,064, or $0.12 per diluted share, compared with $711,368, or $0.12 per diluted share, reported in the prior year period.  There were 7,089,544 diluted weighted average shares outstanding for the second quarter of 2009 versus 5,981,569 in the prior year period.

*	The quarter included a provision for income taxes of $573,500 compared with $75,000 a year earlier.
*	Emergent has federal net operating loss carryforwards totaling $7,600,000 as of December 31, 2008, which are available to offset taxable income for 2009 and subsequent periods.

"Emergent Group continued to benefit in the second quarter from sound management and growth strategies that have made it a standout in the midst of a difficult economic landscape," said Chairman and CEO Bruce J. Haber. "As we've said in prior quarterly earnings reports, we continue to look for growth opportunities in fiscal 2009. On May 27, for example, we announced the acquisition of New York Cryosurgery Equipment LLC, a physician partnership specializing in rentals of mobile cryosurgery equipment and technicians to hospitals for treatment of prostate and renal cancer. This transaction, although not material to our results, strengthened our presence in the New York market and capitalized on upcoming federal rules limiting physician ownership of equipment."

Haber noted that the company is also continuing to:

*	expand rentals of per-procedure medical equipment and sales ofaccompanying consumable items,
*	capitalize on the growing number of medical procedures,
*	assist hospitals and physician groups to maximize cost-effectivemedical technology through rentals rather than purchases, and
*	present equipment manufacturers with new revenue streams bypartnering with them on rental opportunities.

"In late June," Haber added, "we were pleased to see that Emergent Group was selected by Russell Investments for inclusion in its Russell Microcap(r) Index, which measures the performance of the U.S. equity market's microcap segment and makes up less than 3% of that market. This was yet another sign of the recognition Emergent Group is receiving for its success in navigating the current business environment and capitalizing on positive healthcare trends."

About Emergent Group Inc.

Emergent Group Inc., through its wholly owned subsidiary, PRI Medical Technologies, Inc. ("PRI Medical"), provides mobile medical laser and surgical equipment in 16 states on a per-procedure basis to hospitals, outpatient surgery centers and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in five states in the western United States and 11 states along the eastern seaboard. Emergent Group, Inc. is a member of the Russell Microcap(r) Index. For investor and product information, visit Emergent Group's website, www.emergentgroupinc.com.

Forward-Looking Statements

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-K and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

(tables and notes follow)

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2009	2008

Current assets
Cash	$3,890,331	$4,586,107
Accounts receivable, net of allowance for
doubtful accounts of $73,434 and $58,984	4,329,541	3,759,834
Inventory, net	833,863	837,143
Prepaid expenses	358,835	231,763
Deferred tax assets	986,000	986,000
Total current assets	10,398,570	10,400,847

Property and equipment, net of accumulated
depreciation and amortization of
$8,213,809 and $7,247,482	6,237,069	6,070,228
Goodwill	1,120,058	1,120,058
Deferred income taxes	478,881	1,261,000
Other intangible assets, net of accumulated
amortization of $260,065 and $226,997	377,584	403,152
Deposits and other assets	81,886	84,934
Total assets	$18,694,048	$19,340,219

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease
obligations	$1,933,566	$1,909,057
Dividends payable	--	1,989,750
Accounts payable	1,973,129	1,538,797
Accrued expenses and other liabilities	1,564,934	1,997,312
Total current liabilities	5,471,629	7,434,916

Capital lease obligations, net of current
portion	3,017,385	3,344,820
Total liabilities	8,489,014	10,779,736

Shareholders' equity
Preferred stock, $0.001 par value,
non-voting 10,000,000 shares authorized,
no shares issued and outstanding	--	--
Common stock, $0.04 par value, 100,000,000
shares authorized 6,741,054 and 6,631,576
shares issued and outstanding	269,639	265,260
Additional paid-in capital	16,339,098	16,235,368
Accumulated deficit	(7,068,311)	(8,636,575)
Total Emergent Group equity	9,540,426	7,864,053
Minority Interest	664,608	696,430
Total shareholders' equity	10,205,034	8,560,483
Total liabilities and shareholders' equity	$18,694,048	$19,340,219

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
 (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenue	$7,788,765	$4,901,549	$15,123,808	$9,405,838
Cost of goods sold	4,625,102	2,690,183	9,036,560	5,316,017
Gross profit	3,163,663	2,211,366	6,087,248	4,089,821

Selling, general, and administrative expenses	1,496,742	1,131,241	2,952,164	2,255,094

Income from operations	1,666,921	1,080,125	3,135,084	1,834,727

Other income (expense) Interest expense, net	(87,503)	(63,704)	(175,989)	(126,136)

Gain on disposal of property and equipment	1,950	28,937	2,550	28,937

Other income, net	25,083	11,472	30,260	24,124

Total other income (expense)	(60,470)	(23,295)	(143,179)	(73,075)

Income before provision for income taxes and minority interest	1,606,451	1,056,830	2,991,905	1,761,652

Provision for income taxes	(573,500)	(75,000)	(1,051,634)	(135,500)

Income before minority interest	1,032,951	981,830	1,940,271	1,626,152

Minority interest in income of consolidated limited liability companies	(163,887)	(270,462)	(372,007)	(482,884)

Net income	$869,064	$711,368	$1,568,264	$1,143,268

Basic earnings per share	$0.13	$0.12	$0.23	$0.20

Diluted earnings per share	$0.12	$0.12	$0.22	$0.19

Basic weighted-average shares outstanding	6,725,579	5,725,802	6,692,057	5,688,150

Diluted weighted- average shares outstanding	7,089,544	5,981,569	7,048,247	5,947,420